Exhibit 99.1

        FACTORS TO CONSIDER IN CONNECTION WITH FORWARD LOOKING STATEMENTS

         An investment in our common stock is speculative and involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this annual report before deciding whether to purchase shares of our common stock. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently believe to be immaterial may also adversely affect our business. If any of the following risks actually occur, our business and operating results could be harmed. This could cause the trading price of our common stock to decline, and you may lose all or part of your investment.

We have incurred losses since inception and anticipate that we will incur continued losses for the foreseeable future. We do not have a current source of product revenue and may never be profitable.

         We expect to continue to incur substantial operating losses in the future and we may never be profitable.

         We are a development stage company and since our inception, our source of working capital has been public and private sales of our stock. We incurred a net loss of approximately $2,591,000 for the year ended July 31, 2002. We have continued to incur losses since July 2002. In addition, we had working capital deficit of approximately $1,667,000 as of July 31, 2002 and an accumulated deficit of approximately $61,563,000 as of July 31, 2002. We may never achieve revenue sufficient for us to attain profitability.

         We may be unsuccessful in our efforts to commercialize our pharmaceutical products such as ONCONASE(R).

         Our profitability will depend on our ability to develop, obtain regulatory approvals for, and effectively market ONCONASE(R) and well as entering into strategic alliances for the development of new drug candidates from the out-licensing of our proprietary RNase technology. The commercialization of our pharmaceutical products involves a number of significant challenges. In particular our ability to commercialize ONCONASE(R) depends on the success of our clinical development programs, our efforts to obtain regulatory approval and our sales and marketing efforts directed at physicians, patients and third-party payors. A number of factors could effect these efforts including:

      o Our ability to demonstrate clinically that our products have utility and are safe;
      o Delays or refusals by regulatory authorities in granting marketing approvals;
      o Our limited financial resources and selection of a marketing partner relative to our competitors;
      o The availability and level of reimbursement for our products by third party payors;
      o     Incidents of adverse reactions to our products;
      o Side effects or misuse of our products and unfavorable publicity that could result;
      o     The occurrence of manufacturing or distribution disruptions.
      o Ultimately, our efforts may not prove to be as effective as the efforts of our competitors.

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         We will seek to generate revenue through licensing, marketing and development arrangements prior to receiving revenue from the sale of our products, but we may not be able to successfully consummate any licensing, marketing or development arrangements. We, therefore, are unable to predict the extent of any future losses or the time required to achieve profitability, if at all.

We may not be able to utilize all of our net operating loss carryforwards.

         At July 31, 2002, we had federal net operating loss carryforwards of approximately $41,000,000 that expire from 2003 to 2022. We also had research and experimentation tax credit carryforwards of approximately $1,250,000 that expire from 2003 to 2022. New Jersey has enacted legislature permitting certain corporations located in New Jersey to sell state tax loss carryforwards and state research and development credits, or tax benefits. In December 1999, we realized net proceeds of $756,000 from the sale of our allocated tax benefits. In December 2000, we realized net proceeds of an additional $451,000 from the sale of our allocated tax benefits. In December 2001, we realized net proceeds of an additional $354,000 from the sale of our allocated tax benefits. We will attempt to sell our remaining approximately $1,051,000 net operating loss carryforwards between July 1, 2002 and June 30, 2003, but, as there is a limited market for these types of sales, we cannot predict whether we will be successful.

We need additional financing to continue operations and this financing may not be available on acceptable terms, if it is available at all.

         We need additional financing in order to continue operations, including completion of our current clinical trials and filing an NDA. As a result of our continuing losses and lack of capital, the report of our independent auditors on our July 31, 2002 financial statements included an explanatory paragraph which states that our recurring losses, working capital deficit and limited liquid resources raise substantial doubt about our ability to continue as a going concern. Our financial statements at July 31, 2002 do not include any adjustments that might result from the outcome of this uncertainty. If the results from our current clinical trial do not indicate the efficacy and safety of ONCONASE(R) for malignant mesothelioma, our ability to raise additional capital will be adversely affected. Even if regulatory applications for marketing approvals are filed, we will need additional financing to complete the approval process. As we have no liquid resources and significant liabilities, we need to raise additional capital in order to remain in operation. We believe our current operating levels require $160,000 of cash per month. We do not presently maintain the cash balance needed to fund our operations. In the near term, we expect to seek additional capital financing through the sales of equity in private placements but cannot be sure that we will be able to raise capital on favorable terms or at all. In addition, we expect some funds to be available through loans from our Chief Executive Officer, although no such loans are required to be made. We will need additional financing to fund our operations once these sources if received, are exhausted. We cannot be sure these funds will be received; however, if the funds are received they will assist us in satisfying our liquidity needs.

Our clinical trials could take longer to complete and cost more than we expect.

         Clinical trials are very costly and time consuming. The length of time required to complete a clinical trial depends on several factors including the size of the patient population, the ability of patients to get to the site of the clinical study, and the criteria for determining which patients are eligible to join the study. Delays in patient enrollment could delay completion of the clinical study and increase its costs which could delay the commercial sale of the drug that is the subject of the clinical trial.

         The FDA and comparable regulatory agencies in foreign countries impose substantial pre-market approval requirements on the introduction of pharmaceutical products. These requirements involve

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lengthy and detailed pre-clinical and clinical testing and other costly and time consuming procedures. Satisfaction of these requirements typically takes several years depending on the type of complexity and novelty of the product. While limited trials with our product has produced favorable results we cannot apply for FDA or EMEA approval to market our first product under development until pre-clinical and clinical trials have been completed. Several factors could prevent the successful completion or cause significant delays of these trials including an inability to enroll the required number of patients or failure to demonstrate the product is safe and effective in humans. If safety concerns develop, the FDA and EMEA could stop our trials before completion.

         All statutes and regulations governing the conduct of clinical trials are subject to change by various regulatory agencies, including the FDA, in the future, which could affect the cost and duration of our clinical trials. Any unanticipated costs or delays in our clinical studies would delay our ability to generate product revenues and to raise additional capital and could cause us to be unable to fund the completion of the studies.

         We may not market or sell any product for which we have not obtained regulatory approval. We can not assure that the FDA or other regulatory agencies will ever approve the use of our products that are under development.

         If we fail to obtain the necessary regulatory approvals, we cannot market or sell our products in the United States, or in other countries and our long-term viability would be threatened. If we fail to achieve regulatory approval or foreign marketing authorizations of our first product candidate we will not have a saleable product or product revenues for quite some time, if at all, and may not be able to continue operations.

We are and will be dependent upon third parties for manufacturing, and will be dependent on third parties for marketing, our products. If these third parties do not devote sufficient time and resources to our products our revenues and profits may be adversely affected.

         We do not have the facilities or expertise to manufacture or market our products. We presently rely on third parties to perform certain of the manufacturing processes for the production of ONCONASE(R) for use in clinical trials. We intend to rely on third parties to manufacture and market our products if they are approved for sale by the appropriate regulatory agencies and are commercialized. Third party manufacturers may not be able to meet our needs with respect to the timing, quantity or quality of our products or to supply products on acceptable terms.

Our product candidates may not be accepted by the market.

         Even if approved by the FDA and other regulatory authorities, our product candidates may not achieve market acceptance, which means we would not receive significant revenues from these products. Approval by the FDA does not necessarily mean that the medical community will be convinced of the relative safety, efficacy and cost-effectiveness of our products as compared to other products. In addition, third party reimbursers such as insurance companies and HMOs may be reluctant to reimburse expenses relating to our products.

We depend upon key personnel and may not be able to retain these employees or recruit qualified replacement or additional personnel, which would harm our business.

         Because of the specialized scientific nature of our business, we are highly dependent upon qualified scientific, technical and management employees. There is intense competition for qualified personnel in the pharmaceutical field. Therefore the loss of key scientific, technical or management
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personnel, particularly Kuslima Shogen, our Chairman and Chief Executive
Officer, would most likely delay our clinical trials, the commercialization of our products and the potential revenue from product sales. We carry key person life insurance on the life of Ms. Shogen with a face value of $1,000,000, but this amount may not be sufficient to cover our losses from any of these delays.

Our proprietary technology and patents may offer only limited protection against infringement and the development by our competitors of competitive products.

         We currently own 10 U.S. patents, four European patents and one Japanese patent. We also have patent applications that are pending in the United States, Europe and Japan, and an undivided interest in two patents in the United States each relating to a Subject Invention, as that term is defined in our CRADA to which we and the NIH are parties. The scope of protection afforded by patents for biotechnological inventions can be uncertain, and such uncertainty may apply to our patents as well. Therefore, our patents may not give us competitive advantages or afford us adequate protection from competing products. Furthermore, others may independently develop products that are similar to our products, and may design around the claims of our patents.

         Patent litigation and intellectual property litigation are expensive. If we were to become involved in litigation, due to our limited capital resources and negative cash flow, we might not have the funds or other resources necessary to carry on the litigation in an effective manner. This may prevent us from protecting our patents or defending against claims of infringement.

Developments by competitors may render our products obsolete or non-competitive.

         Currently, there are no approved systemic treatments for malignant mesothelioma. To our knowledge, no other company is developing a product with the same mechanism of action as ONCONASE(R). Several companies, universities, research teams and scientists are developing products to treat the same medical conditions our products are intended to treat. Some of our competitors, including Eli Lilly, are more experienced and have greater clinical, marketing and regulatory capabilities and managerial and financial resources than we do. This may enable them to develop products to treat the same medical conditions our products are intended to treat before we are able to complete the development of our competing product.

         Our business is very competitive and involves rapid changes in the technologies involved in developing new drugs. If others experience rapid technological development, our products may become obsolete before we are able to recover expenses incurred in developing our products. We will probably face new competitors as new technologies develop. Our success depends on our ability to remain competitive in the development of new drugs. We may not be able to compete successfully.

We may be sued for product liability.

         Our business exposes us to potential product liability that may have a negative effect on our financial performance and our business generally. The administration of drugs to humans, whether in clinical trials or commercially, exposes us to potential product and professional liability risks which are inherent in the testing, production, marketing and sales of new drugs for humans. Product liability claims can be expensive to defend and may result in large judgements or settlements against us which could have a negative effect on our financial performance and materially adversely affect our business. We maintain product liability insurance but our insurance coverage may not be sufficient to cover claims. Furthermore, we cannot be certain that we will always be able to maintain or increase our insurance coverage at an affordable price. Even if a product liability claim is not successful, adverse publicity and time and expense of defending such a claim may significantly interfere with our business.

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Our stock is thinly traded and you may not be able to sell our stock when you want to do so.

         There has been no established trading market for our common stock since the stock was delisted from Nasdaq in April 1999. Since then our common stock has been quoted on the OTC Bulletin Board, and is currently thinly traded. From December 2000 through October 2002, the weekly trading volume was as low as 200 shares per week and only as high as 213,500 shares for any week in such period. You may be unable to sell our common stock when you want to do so if the trading market continues to be limited.

The price of our common stock has been, and may continue to be, volatile.

         The market price of our common stock, like that of the securities of many other development stage biotechnology companies, has fluctuated over a wide range and it is likely that the price of our common stock will fluctuate in the future. Over the past three fiscal years, the sale price for our common stock, as reported by Nasdaq and the OTC Bulletin Board has fluctuated from a low of $0.33 to a high of $3.88. The market price of our common stock could be impacted by a variety of factors, including:

      o announcements of technological innovations or new commercial products by us or our competitors,
      o disclosure of the results of pre-clinical testing and clinical trials by us or our competitors,
      o     disclosure of the results of regulatory proceedings,
      o     changes in government regulation,
      o developments in the patents or other proprietary rights owned or licensed by us or our competitors,
      o public concern as to the safety and efficacy of products developed by us or others,
      o     litigation, and
      o     general market conditions in our industry.

         In addition, the stock market continues to experience extreme price and volume fluctuations. These fluctuations have especially affected the market price of many biotechnology companies. Such fluctuations have often been unrelated to the operating performance of these companies. Nonetheless, these broad market fluctuations may negatively affect the market price of our common stock.

Our charter documents and Delaware law may discourage a takeover of our company.

         We are currently authorized to issue 1,000,000 shares of preferred stock. Our Board of Directors is authorized, without any approval of the stockholders, to issue the preferred stock and determine the terms of the preferred stock. There are no shares of preferred stock currently outstanding. The authorized shares of preferred stock will remain available for general corporate purposes, may be privately placed and can be used to make a change in control of our company more difficult. Under certain circumstances, our Board of Directors could create impediments to or frustrate persons seeking to effect a takeover or transfer in control of our company by causing shares of preferred stock to be issued to a stockholder who might side with the Board of Directors in opposing a takeover bid that the Board of Directors determines is not in the best interests of our company and its stockholders, but in which unaffiliated stockholders may wish to participate. Furthermore, the existence of authorized shares of preferred stock might have the effect of discouraging any attempt by a person, through the acquisition of a substantial number of shares of common stock, to acquire control of our company. Accordingly, the accomplishment of a tender offer may be more difficult. This may be beneficial to management in a hostile tender offer, but have an adverse impact on stockholders who may want to participate in the tender offer. Consequently, the Board of Directors, without further stockholder approval, could issue authorized shares of preferred stock with

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rights that could adversely affect the rights of the holders of our common stock to a stockholder which, when voted together with other securities held by members of the Board of Directors and the executive officers and their families, could prevent the majority stockholder vote required by our certificate of incorporation or Delaware General Corporation Law to effect certain matters.


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